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                                                                    Exhibit 99.2


                        VIATEL HOLDING (BERMUDA) LIMITED
                                 (the "Company")

                                   N O T I C E

NOTICE IS HEREBY GIVEN to all Shareholders of record on 14 November 2003 (the "Record Date") that the Annual General Meeting of the Company will be held at Appleby Spurling & Kempe, 22 Victoria Street, Hamilton HM 12, Bermuda on:

                            MONDAY, 29 DECEMBER 2003 AT 9.30 A.M.

                                   A G E N D A

1.   Elect a Chairman, if necessary.

2.   Read Notice convening this meeting.

3. Presentation of Auditors' Report and Financial Statements for the year ended 31 December 2002.

4.   Presentation of Chairman's/Directors' Report (if any) to the Shareholders.

5. Appoint Auditors until the close of the next Annual General Meeting. Determine remuneration of the Auditors or refer this to the Board of Directors.

6. Consider and if thought fit, approve the amendments to the Company's Bye-Laws as set out in the Schedule to this Notice and approved by the Board together with, and subject to, such other amendments as may be proposed at the meeting and which are consistent with the purposes expressed in the Chairman's letter accompanying this Notice. [Schedule Omitted]

7.   Consider the election of Directors as follows:

     (a)  Determine number of Directors.
     (b)  Elect Directors for the ensuing year.
     (c)  Appoint Alternate Directors.
     (d) Authorise the Directors to appoint Alternate Directors as and when they deem fit.
     (e)  Consider fees payable to the Directors.

8.   Consider any other business, which may properly come before the meeting.

                                        BY ORDER of the Directors


                                        /s/ Leslie Goodman


                                        Director


Dated:   19 November 2003
To:      The Shareholders